Filed Pursuant to Rule 253(g)(2)

File No. 024-10927

Fundrise Income eREIT III, LLC

SUPPLEMENT NO. 9 DATED July 31, 2020

TO THE OFFERING CIRCULAR DATED March 11, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT III, LLC (“we”, “our” or “us”), dated March 11, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On July 30, 2020, the Manager of the Company declared a daily distribution of $0.0028767123 per share (the “August 2020 Daily Distribution Amount”) (which equates to approximately 10.39% on an annualized basis calculated at the current rate, assuming a $10.11 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on August 1, 2020 and ending on August 31, 2020 (the “August 2020 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the August 2020 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2020. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.